UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

CHARGE ACQUISITION CORP.

a wholly-owned subsidiary of

DAIICHI SANKYO COMPANY, LIMITED

(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

02318X100

(CUSIP Number of Class of Securities)

Seth Flaum

Daiichi Sankyo, Inc.

2 Hilton Ct.

Parsippany, NJ 07054-4410

Telephone: (973) 944-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copy to:

Patrick Naughton

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

Telephone: (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

On September 28, 2014, Ambit Biosciences Corporation (“Ambit”) and Daiichi Sankyo Company, Limited (“Daiichi Sankyo”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Charge Acquisition Corp., a wholly-owned subsidiary of Daiichi Sankyo (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Ambit common stock for (a) $15.00 per share in cash, plus (b) one non-transferrable contingent value right for each share of Ambit common stock, which represents the contractual right to receive up to $4.50 per share upon the achievement of certain commercialization-related milestones. If successful, the Offer will be followed by a merger of Purchaser with and into Ambit (the “Merger”).

This Schedule TO filing consists of the following documents relating to the proposed Offer and Merger:

(i) Presentation by employees of Daiichi Sankyo at a meeting of Ambit Biosciences employees on September 30, 2014.

Jeff Warmke, PhD Sr. Vice President External Scientific Affairs Town Hall Meeting September 30, 2014

Today is the start of a new future for us…
…because Ambit Biosciences and Daiichi Sankyo have entered into an agreement for Daiichi Sankyo to acquire Ambit Biosciences
The agreement establishes a new opportunity for us to meet our mutual goal of delivering new medicines to patients with unmet needs
Why is Daiichi Sankyo (DS) interested in Ambit Biosciences?
•
Our missions are similar
•
Ambit’s strategy to seek partnerships to accelerate development of compounds aligns with DS’s strategy to explore mutually beneficial partnerships and executing strategic acquisitions
•
•
DS wants to be a leader in oncology
•
DS has great respect for the people and the accomplishments of Ambit
The quizartinib Ph2 data are impressive, and quizartinib will fit seamlessly into our oncology pipeline

Passion for Innovation.
Compassion for Patients.™

Daiichi-Sankyo

About Daiichi Sankyo
One of the Top pharmaceutical companies in Japan
Ranked among the top 20 global pharmaceutical companies
Worldwide Presence:
Ground presence in more than 50 countries
Manufacturing locations in 13 countries
R&D locations in Japan, US, Germany, UK, India, and etc.
Consolidated net sales – JPY 997.9 Bn (FY2012) = 9.9 Bn US$ *
>32,000 employees globally represented by 50 nationalities
Business model encompassing;
Innovative and Established pharmaceuticals, OTC, and Vaccines
*Currency rate : JPY/USD=100.0
2014 September 30 Ambit Town hall

Daiichi Sankyo Co., Ltd. SANKYO CO., LTD. DAIICHI SANKYO CO., LTD. DAIICHI PHARMACEUTICAL CO., LTD. Merger 2007 Founded 1899 Founded 1918 4

Our Values and Commitments
1. To create first-in-class
and best-in-class drugs
2. To take a global
perspective, and respect
local values
3. To foster intellectual
curiosity and strategic
insight
Innovation
Innovation
Our Imperative
4. To provide the highest
quality medical
information
5. To provide a stable
supply of top-quality
pharmaceutical products
6. To be an ethical, trusted,
and respectful partner
Integrity
Integrity
Our Strength
7. To be accountable for
achieving our goals
8. To demonstrate
professionalism, respect
for others and
teamwork
Accountability
Accountability
Our Culture
To Contribute to the Enrichment of Quality of Life Around the World
Through the Creation of Innovative Pharmaceuticals, and
Through the Provision of Pharmaceuticals Addressing Diverse Medical Needs
Mission

Daiichi Sankyo history of research success

Daiichi-Sankyo

Statins *Discovered by Sankyo*	Glitazones *Discovered by Sankyo*	Quinolones *Discovered by Daiichi*
mevastatin *first product in class (discontinued)* **lovastatin** *first statin marketed (co-discovered by Merck)* **pravastatin** *developed and marketed by Sankyo and BMS*	**troglitazone** *first product in class* Thienopyridines *Discovered by Sankyo* **Prasugrel** *Co-developed by Daiichi Sankyo and Eli Lilly & Co.*	**ofloxacin** developed and marketed by Daiichi and J&J **levofloxacin** developed and marketed by Daiichi and J&J

6

Daiichi-Sankyo

TAKADIASTASE
Dr. Takamine's
TAKA-DIASTASE
タカヂアスターゼ錠
三共株式会社

Tradition of innovation and giving
Dr. Takamine isolated
adrenaline, and developed Taka-
Diatase for medicinal use
Dr. Jokichi Takamine,
Sankyo’s first president
Dr. Takamine funded the gift
of cherry trees from Tokyo to
Washington, DC in 1912.

Daiichi Sankyo is a global company
30,000 employees worldwide
3,000 employees in the U.S.
Daiichi Sankyo US
Daiichi Sankyo Europe
Daiichi Sankyo Japan
Latin American Affiliates
Venezuela,  Brazil
Asia Affiliates
China, Taiwan, Korea, Thailand
India

3
Daiichi Sankyo Co., Ltd
R&D Division
Daiichi Sankyo RD
Novare
Asubio Pharma
(R&D)
Daiichi Sankyo Inc.
Edison, NJ
(Development)
Daiichi Sankyo
Development
London (Development)
Daiichi Sankyo Europe GmbH
Munich (Development,
Pharmaceutical technology)
Daiichi Sankyo (China)
(Development)
U3 Pharma
Munich
(oncology, mAB)
Daiichi Sankyo Life
Science Research
Center  India
Ranbaxy Laboratories
(R&D)
Daiichi Sankyo Brazil
(Development)
Daiichi Sankyo Venezuela
(Development)
Plexxikon
Berkeley, CA
(oncology)
Global R&D Locations
Asubio (Development)
Edison, NJ

40 mg
PRAVACHOL®
(pravastatin
sodium) Tablets
Bristol-Myers
Squibb Company

Levaquin®
500 mg

Our innovation history
Pravastatin :   HMG-CoA inhibitor
Anti-cholesterol
launched in 1989
licensed to BMS
Pravachol
Levofloxacin : Broad spectrum anti-biotic
quinolone
launched in 1993
licensed to J&J
Levaquin
The innovation of Taka-diastase by Dr. Jokichi Takamine,
1
st
president of ex-Sankyo, continues today
2014 September 30 Ambit Town hall

30 TABLETS
5 mg
Benicar
(olmesartan medoxomil)

Effient
(prasugrel) tablets
Rx only
10 mg

Lixiana
edoxaban tablets

Our innovation history
Olmesartan :
Blocker (ARB)
Anti-hypertensive
launched in 2002
Benicar ® , Benicar HCT ®
Azor ® , Tribenzor ®
Prasugrel :      ADP receptor inhibitor
Anti-platelet
launched in 2009
co-promotes with Eli Lilly & Co.
launch in Japan this year
Effient ®
Edoxaban : FXa inhibitor
Anti-coagulant
Approved in Japan (VTE, AF) as Lixiana
NDA globally
2014 September 30 Ambit Town hall
Angiotensin Receptor
®

Representative Business Development Activity
Partner Description Strategic Rationale
Charleston Labs (2014) Development and Commercialization
Collaboration
Collaboration to develop and commercialize novel
hydrocodone combination products for acute pain
UCSF – Institute for Neurodegenerative
Diseases(2014)
Drug Discovery Collaboration Discovery of novel therapeutics and diagnostics for multiple neurodegenerative diseases
Sanford Burnham Medical Research
Institute
(2014)
Research and Development Collaboration
Enhance internal drug discovery in CV & Metabolic
diseases; leverage their Translational Medicine expertise
Virtici and Celdara Medical (2013) Research and Development Collaboration Enhance internal drug discovery in oncology and other therapeutic areas
Amplimmune (2012) Research and Development Collaboration Enhance internal drug discovery in autoimmune disease
NGM Biopharmaceuticals (2012) Research Collaboration Enhance internal drug discovery in diabetes
Mitsubishi Tanabe (2012) Strategic Sales Alliance in Japan Leverage sales/marketing infrastructure, improve near term pipeline
Coherus (2012) Research and Development
Collaboration; Equity Investment
Collaboration to develop and commercialize bio-similars
Plexxikon (2011) Acquisition Broaden pipeline and expand small molecule research programs (oncology, immunology, CVM); add personalized
medicine approach
U3 Pharma (2008)
(2008)
Acquisition Broaden oncology  pipeline and expand antibody research programs
ArQule (2008) Research, Development and Commercial
Alliance
Broaden oncology pipeline and support drug discovery
efforts

R&D Unit as of April 2014
GRDHRC
Goddu
Global Head of R&D
Glenn Gormley
Asubio Pharma
Global Head
Research
RCI
TCRM
ROF
RD Novare
Global Head
Biologics
U3 Pharma
BOF
Global Head
Development
Ghazzi
Japan
DSPD (US)
Ghazzi
DSD (EU)
Asia
Plexxikon
Venture Science Lab.
Global Head R&D
Planning
GRDFC
GRaDiC
External Scientific Affairs
Warmke
Global Head Project
Management

R&D Focus Therapeutic Areas
Discovery
Priority Areas
- Oncology
- Cardiovascular-Metabolics
New Areas
- Drug creation based on
disease mechanisms,
developing products with
new mechanisms of action
that address heavily unmet
needs
Thrombotic
disorders
Hypertension
Bacterial
infections
Hyperlipidemia

2014 September 30 Ambit Town hall

Phase 1 Phase 2 Phase 3 Application
Therapeutic area
Cardiovascular-
Metabolics
Oncology
Others
Prasugrel(JP)
(CS-747 prasugrel / ischemic stroke
/ anti-platelet agent)
DU-176b (US/EU)
(edoxaban / AF / oral factor Xa inhibitor)
DU-176b (US/EU)
(edoxaban / VTE / oral factor Xa inhibitor)
Tivantinib (US/EU)
(ARQ 197/ HCC / Met inhibitor)
Denosumab (JP)
(AMG 162 /  breast cancer adjuvant
/ anti-RANKL antibody)
Denosumab  (JP)
(AMG 162 / rheumatoid arthritis
/ anti-RANKL anti-body)
DS-5565 (Global)
(Chronic pain / 2 ligand)
Daiichi Sankyo R&D Pipeline
Levofloxacin (JP)
(DR-3355 / anti-infection
/ New quinolone)
Nimotuzamab (JP)
DE-766/ Gastric cancer /
anti-EGFR antibody)
Prasugrel (US)
(CS-747 / Sickle Cell Disease / anti-platelet
agent)
CS-3150 (JP)
(Anti-hypertensive/DM nephropathy
/ MR antagonist)
U3-1287 (US/EU)
(patritumab / anti-HER3 antibody)
PLX4032 (US/EU)
(vemurafenib / BRAF inhibitor)
PLX3397 (US)
(Fms/Kit/Flt3-ITD inhibitor)
DS-7309
(Anti-diabetes / Glucokinase activator)
DS-8500
(Anti-diabetes / GPR119 agonist)
DS-1040
(Acute ischemic stroke / TAFIa inhibitor)
U3-1565 (US/JP)
(Anti-HB-EGF antibody)
DS-7423 (US/JP)
(PI3K/mTOR inhibitor)
DS-3078 (US/EU)
(mTOR inhibitor)
CS-8958 (US/EU)
(laninamivir / anti-influenza
/ Outlicensing with Biota)
PLX5622
(Rheumatoid arthritis
/ FMS kinase inhibitor)
Hydromorphone
(DS 7113 / Narcotic analgesic
/ opioid mu-receptor regulator)
SUN13837 (US/EU)
(Spinal cord injury
/ Modulator of bFGF signaling system)
DS-3032 (US)
(MDM2 inhibitor)
PLX7486(US)
(Fms/Trk inhibitor)
DS-1093
(Anemia of chronic kidney
disease/HIF-PH inhibitor)
As of July 2014
DS-8895 (JP)
(Anti-EPHA2 antibody))
DS-8273 (US)
(Anti DR5 antibody)
PLX8384 US)
(BRAF inhibitor)
DS- 3801
(Chronic obstipation/GPR 38 agonist)
DS-1971
(Chronic pain)
Ioforminol (JP)
(GE 1451 x-ray contrast media/
Angiography)
2014 September 30 Ambit Town hall

Global Clinical Committee
Global Clin Operations Committee
Global Regulatory Committee
Biostat & Data Mgmt Committee
Global TMCP Committee
DS Japan
DS Americas
Ghazzi
DS Europe
DS Asia
Global Head of Development
Ghazzi
Regions
Regions
Functions
Functions
Chief Medical Advisor
Global Development Leadership Team (GDLT)
Global Development Leadership Team (GDLT)

Global Development Organization
Europe
DSD:  UK
DSID,  India
Japan
DS, Tokyo
DS RD Novare
Asubio, Kobie
Americas
DSPD, Edison, NJ
Plexxikon, Berkeley, CA
Ambit Biosciences, La Jolla, CA
Asia
Shanghai, China
Beijing, China
Taipei, Taiwan
Seoul, Korea

Global R&D Network
Daiichi Sankyo Life Science
Research Centre in India
Asubio Pharma
Plexxikon RCI
U3 Pharma
Daiichi
Daiichi
Sankyo
Sankyo
Global
Global
Research
Research
Functions
Functions
PLX4032
PLX3397
PLX8394
PLX7486
PLX5622
U3-1287
U3-1565
SUN13837
Research
Center
In India
DS RD Novare Co., Ltd
R&D
Partnership
with DS
Venture Science
Laboratory
New
Organization
Effective
April 2013
2014 September 30 Ambit Town hall

19
HER3
EGFR
DR5
c-Met
HB-EGF
U3-1565
Nimotuzumab
DE-766
ARQ-197
Tigatuzamab
CS-1008
Daiichi Sankyo Oncology Research Targets
BRAF
Zelboraf®
FLT3-ITD
Japanese Journal of Clinical Oncology. Jan. 2014. 00(0) 1-7
Denosumab
U3-1287
Quizartinib
RANKL
RANK
Osteoclast
Bone Metastasis

Making a difference in patients’ lives…
Our mutual goals to find medicines to improve patient’s live is a common objective of both Ambit Biosciences and Daiichi Sankyo.
So our first priority will be to ensure that there are no delays in the development activities for quizartinib.  And for that, we need your help.
We respect that you may have many questions about your role
moving forward.
Daiichi Sankyo commits to addressing your questions and needs
– and as soon as our HR organization have had  time to think through the integrations and future steps, we will share that with you.

What we can share with you today
•
Until closing, each company will continue as a
separate, independent company
•
Integration planning will begin immediately
•
Anticipate impact to employees pre deal-close will be
minimal
•
Post deal-close anticipate little change to current HR
plans and policies (See your HR representative for
details)
•
As integration planning progresses, a clearer
understanding of individual employment impact will
become clearer
•
Each employee will be treated as an individual

Research team members
Communication within and between
Discovery and Development globally
Development team members
Global R&D culture supports:
•
   Importance of “open discussion” and “debate”
•
   Respectful “challenge” for new ideas and innovation
•
   Cross-functional, cross-cultural, and diverse ideas

An Integration Planning Steering Committee (IPSC) will be formed
DS co-leaders will be Jeff Warmke and Kym Goddu
DS and Ambit members of the IPSC and sub-teams will be
appointed and confirmed
Communications regarding post-close integration plans will be shared as soon as we can for implementation post-close
Integration Planning Next Steps
DS and Ambit HR teams will be meeting to address questions
from both organizations and understand our cultures
Integrations take time, they can be frustrating and not so simple
Patience and mutual respect are key

Important Information
This presentation is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Ambit Biosciences common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission
(SEC). The solicitation of offers to buy shares of Ambit Biosciences common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Investors and Ambit
Biosciences securityholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by Ambit Biosciences regarding the tender offer when they become available as they will contain important information. Investors and securityholders may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC's website at
www.sec.gov.
In addition, copies of the
tender offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent for the tender offer or by directing such requests to the Daiichi
Sankyo Group investor relations at the e-mail address below. The solicitation/recommendation statement and related documents (when available) may be obtained by directing such requests to
Ambit Biosciences investor relations at the phone number or e-mail address below.
Contacts:
Daiichi Sankyo
Tokyo Media and Investor Relations:
Yasuki Minobe
Daiichi Sankyo Co., Ltd.
minobe.yasuki.eg@daiichisankyo.co.jp
+81-3-6225-1126
US Media Relations:
Kimberly Wix (US)
Daiichi Sankyo, Inc.
kwix@dsi.com
+973 944 2338